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                     September 25, 2020

       Michael C. Pearl
       Vice President and Chief Executive Officer
       Western Midstream Partners, LP
       9950 Woodloch Forest Drive
       The Woodlands, TX 77380

                                                        Re: Western Midstream
Partners, LP and
                                                            Western Midstream
Operating, LP
                                                            Forms 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File Nos. 001-35753
and 001-34046

       Dear Mr. Pearl:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation